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                         UNITED STATES OF AMERICA
                                BEFORE THE
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


____________________________________________

IN THE MATTER OF:

NATIONAL FUEL GAS COMPANY
EMPIRE EXPLORATION, INC.
NATIONAL FUEL GAS SUPPLY CORPORATION                 TENTH CERTIFICATE
SENECA RESOURCES CORPORATION                         PURSUANT TO RULE 24
NATIONAL FUEL GAS DISTRIBUTION
  CORPORATION
PENN-YORK ENERGY CORPORATION

File No. 70-7210
(Public Utility Holding Company Act of 1935)
____________________________________________


     This is to certify that, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935 as amended ("Act"), transactions proposed by National Fuel Gas Company ("National"), Empire Exploration, Inc. ("Empire"), National Fuel Gas Supply Corporation ("Supply Corporation" or "NFGSC"), Seneca Resources Corporation ("Seneca" or "SRC"), National Fuel Gas Distribution Corporation ("Distribution" or "NFGDC"), and Penn-York Energy Corporation ("Penn-York") in Part B of Item 1 in the joint application-declaration in File No. 70-7210, have been carried out during 1995 in accordance with the terms and conditions of and for the purposes represented by the joint application-declaration, and pursuant to the Order of the Securities and Exchange Commission ("Commission") with respect thereto dated June 9, 1986 (HCAR No. 24122). Please note that, effective July 1, 1994, pursuant to an Order of the Commission issued in File No. 70-8135, Penn-York was merged into Supply Corporation and Supply Corporation is the surviving entity (HCAR No. 35-25997 dated March 4,
1994). In addition, effective July 1, 1994, pursuant to an Order of the Commission issued in File No. 70-8385, Empire was merged into Seneca and Seneca is the surviving corporation (HCAR No. 35-26036 dated April 26,
1994).  Such transactions in 1995 were as follows:


                                       Brief Description
Date of Instrument     To and From     of Transaction            Consideration

March 30, 1995         SRC/NFGSC       Deed                        $16,500.00
                                       Title 64877 (fly. X-2701)
                                       voided 6/29/95 & given
                                       64877) Sale of Siegel
                                       Field Office
                                       Eldred Twp., Jefferson
                                       Co.

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May 11, 1995           NFGSC/SRC       Radio Tower Lease Agrmt.       $0
                                       25'X15' Area
                                       Eldred Twp., Jefferson Co.
                                       Title 64877 (fly. 18393)

July 11, 1995          NFGSC/SRC       Right of Way Agreement         $1.00
                                       Town of Willing, Allegany
                                       Co., NY
                                       Title X-2581 - 133 ac.
                                       Title X-2667 - 255 ac.

November 9, 1995       NFGSC/SRC       Easement                       $1.00
                                       Station T-No. 2799:  Title
                                       X-57
                                       Ashland Twp., Clarion Co.
                                       Tax I.D. 01-03.0-042

November 30, 1995      NFGSC/SRC       Bargain & Sale Deed            $10.00
                                       Town of Clarence
                                       County of Erie, NY
                                       Title 28874
                                       Reconvey oil & gas rights to
                                       Supply

     The "past tense" opinion of counsel, required by the Act to be filed as an exhibit to the joint application-declaration, will be filed in 1997, at the conclusion of the authority conferred by the above-referenced Order.

     IN WITNESS WHEREOF, National, Supply Corporation, Seneca and
Distribution have caused this Certificate to be executed this 31st day of January, 1996.

                                 NATIONAL FUEL GAS COMPANY

                                 By:_/s/ Anna Marie Cellino_______
                                    Anna Marie Cellino, Secretary

                                 NATIONAL FUEL GAS SUPPLY CORPORATION

                                 By:_/s/ Joseph P. Pawlowski______
                                    Joseph P. Pawlowski, Secretary

                                 SENECA RESOURCES CORPORATION

                                 By:_/s/ Philip C. Ackerman_______
                                    Philip C. Ackerman, President

                                 NATIONAL FUEL GAS DISTRIBUTION
                                 CORPORATION

                                 By:_/s/ David F. Smith___________
                                    David F. Smith, Secretary

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